                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                                 Aviall, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  05366B 10 2
             -----------------------------------------------------
                                (CUSIP Number)

                                Kurt Butenhoff
                          c/o Bear Stearns & Co. Inc.
           245 Park Avenue, New York, New York 10167 (212) 272-6849
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 11, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of ___ Pages

- -------------------------------------------------------------------------------
  CUSIP No.  05366B 10 2             13D           Page   2    of       Pages
          --------------------                          -----     -----
- -------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Mandarin, Inc.
- -------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                      (b) [x]
- -------------------------------------------------------------------------------
   3     SEC USE ONLY


- -------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              WC
- -------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

- -------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Bahamas
- -------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

    SHARES                   0
                ---------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 1,699,700
                ---------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

   REPORTING                 0
                ---------------------------------------------------------------
    PERSON       10     SHARED DISPOSITIVE POWER

     WITH                    1,699,700
- -------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,699,700
- -------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]


- -------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.7%
- -------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             CO
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -------------------------------------------------------------------------------
  CUSIP No.  05366B 10 2             13D           Page   3    of       Pages
          --------------------                          -----     -----
- -------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Joseph Lewis
- -------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                      (b) [x]
- -------------------------------------------------------------------------------
   3     SEC USE ONLY


- -------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              Not Applicable
- -------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

- -------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United Kingdom
- -------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

    SHARES                   0
                ---------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 1,699,700
                ---------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

   REPORTING                 0
                ---------------------------------------------------------------
    PERSON       10     SHARED DISPOSITIVE POWER

     WITH                    1,699,700
- -------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,699,700
- -------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]


- -------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.7%
- -------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -------------------------------------------------------------------------------
  CUSIP No.  05366B 10 2             13D           Page   4    of       Pages
          --------------------                          -----     -----
- -------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Jane Lewis
- -------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                      (b) [x]
- -------------------------------------------------------------------------------
   3     SEC USE ONLY


- -------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              Not Applicable
- -------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

- -------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United Kingdom
- -------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

    SHARES                   0
                ---------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 1,699,700
                ---------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

   REPORTING                 0
                ---------------------------------------------------------------
    PERSON       10     SHARED DISPOSITIVE POWER

     WITH                    1,699,700
- -------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,699,700
- -------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]


- -------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.7%
- -------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 2 to the Schedule 13D filed by Mandarin, Inc. ("Mandarin"), Joseph Lewis and Jane Lewis relates to shares of the Common Stock, $.01 par value per share (the "Common Stock"), of Aviall, Inc. (the "Issuer"). Capitalized terms not otherwise defined herein shall have their respective meanings as set forth in the initial filing on Schedule 13D.


Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended by adding the following at the end thereof:

                  "Mandarin has acquired an additional 193,000 shares of the Common Stock of the Issuer in open market purchases at various prices and in varying amounts between June 10, 1996 and September 11, 1996 for an aggregate purchase price of $1,681,004.78. The source of the funds used to acquire such Common Stock was working capital of Mandarin."


Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated in its entirety to read as follows:

"Item 5.          Interest in Securities of the Issuer

                  Mandarin beneficially owns 1,699,700 shares of Common Stock of the Issuer, representing 8.7% of such class of securities. The percentage of shares of Common Stock reported beneficially owned is based upon 19,481,296 shares outstanding as of August 5, 1996 as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, as filed with the Securities and Exchange Commission. The Reporting Persons share voting and dispositive power with respect to all of the shares of Common Stock owned by Mandarin.

                  The trading dates, number of shares purchased or sold, price and manner of trade for Mandarin during the period from June 10, 1996 to September 11, 1996 is set forth on Schedule A hereto. The transactions described above constitute the only transactions in the shares of Common Stock of the Issuer which have been effected by any of the Reporting Persons during such period."

                  Signature
                  ---------

                  The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 1996

                                       MANDARIN, INC.



                                       By: /s/ Joseph Lewis
                                           -----------------------------------
                                           Joseph Lewis, Director



                                       /s/ Joseph Lewis
                                       ---------------------------------------
                                       Joseph Lewis, Individually



                                       /s/ Jane Lewis
                                       ---------------------------------------
                                       Jane Lewis, Individually

                                   SCHEDULE A


============================================================================================================================
   Type of Security            Trade Date              Quantity        Purchase Price Per Share            Effected
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              10-Jun-96                 50,000       $                   9.3725          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              17-Jun-96                 10,000       $                  10.1850          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              16-Jul-96                 15,000       $                   8.3100          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              23-Jul-96                  5,000       $                   8.5600          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              24-Jul-96                  3,200       $                   7.9350          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              26-Jul-96                  9,000       $                   8.0600          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              31-Jul-96                 40,000       $                   8.1850          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock               1-Aug-96                  5,000       $                   8.3100          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock               1-Aug-96                  5,000       $                   8.3100          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock               6-Aug-96                  3,000       $                   8.4350          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock               7-Aug-96                  3,100       $                   8.0600          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              13-Aug-96                    800       $                   7.9350          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              15-Aug-96                  5,500       $                   8.4350          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              16-Aug-96                  8,400       $                   8.7817          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              19-Aug-96                 20,000       $                   8.6750          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
     Common Stock              11-Sep-96                 10,000       $                   8.4350          Open Market
- ----------------------------------------------------------------------------------------------------------------------------
               Totals:                                  193,000